News

FOR IMMEDIATE RELEASE

BMO FINANCIAL GROUP REPORTS 46 PER CENT EARNINGS GROWTH

THIRD QUARTER 2003 PERFORMANCE OVERVIEW

Productivity Improvements, Strong Results in all Operating Groups and Lower Credit Provisions Drive Earnings Growth

Year-over-Year Highlights1:

•	Net income of $504 million, up 46 per cent from $346 million

•	EPS[3] of $0.95, up 46 per cent, and cash EPS[2] of $0.99, up 41 per cent

•	ROE of 18.0 per cent, up 5.1 percentage points, and cash ROE[2] of 18.8 per cent, up 5.0 percentage points

•	Revenue growth of nine per cent, while expenses remain flat

•	Provision for credit losses of $90 million, improves from $160 million

•	Productivity ratio improves to 63.7 per cent, from 69.4 per cent a year ago and 67.2 per cent in the second quarter

•	Strong Tier 1 Capital Ratio of 9.21 per cent, up from 8.72 per cent

Other Highlights:

•	BMO is solidly on track to surpass all of its annual operating targets. Annual EPS growth now estimated to be 15 to 20 per cent and ROE estimated to be 15 to 16 per cent, up from our targets of 10 to 15 per cent and 14 to 15 per cent, respectively

•	Anticipated annual provision for credit losses reduced to at or below $500 million, down from the previously-reduced guidance of at or below $600 million

•	EPS up $0.18 or 23 per cent from the second quarter, driven by improved investment securities gains ($0.07), lower provision for credit losses ($0.04), effective cost containment and higher volume-driven non-interest revenue in wealth management and Canadian personal and commercial banking

1.	In the third quarter of 2002, $23 million ($14 million after tax) of acquisition-related costs were designated as non-recurring, increasing earnings per share (EPS) by $0.03. We have discontinued prominent disclosures of results excluding non-recurring items as explained in the Note on Performance Analysis and Performance Relative to Targets section.

2.	The adjustments that change results under generally accepted accounting principles (GAAP) to cash results are outlined in the following table and explained in the section referenced in note 1 above. The adjustment that changes GAAP revenue to its taxable equivalent basis (teb) is discussed in the revenue section of Management’s Discussion and Analysis.

3.	All earnings per share (EPS) measures in this release refer to diluted EPS, unless specified otherwise.

1

Summary Data
($ millions, except per share data and as noted)

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	2,334	191	9%	126	6%	6,860	290	4%
Provision for credit losses	90	(70)	(44%)	(30)	(25%)	360	(300)	(45%)
Non-interest expenses	1,485	(3)	—	1	—	4,542	116	3%
Income taxes (teb)	239	104	78%	60	33%	598	178	42%
Net income	504	158	46%	95	23%	1,312	293	29%
Amortization of intangible assets (after tax)	19	(3)	(15%)	(1)	(3%)	61	8	13%
Cash net income	523	155	42%	94	22%	1,373	301	28%
Earnings per share — diluted ($)	0.95	0.30	46%	0.18	23%	2.47	0.54	28%
Cash earnings per share — diluted ($)	0.99	0.29	41%	0.18	22%	2.59	0.55	27%
Return on equity (ROE)	18.0%		5.1%		2.8%	15.8%		2.8%
Cash ROE	18.8%		5.0%		2.9%	16.6%		2.9%
Non-interest expense-to-revenue ratio	63.7%		(5.7%)		(3.5%)	66.2%		(1.2%)
Cash non-interest expense-to-revenue ratio	62.6%		(5.5%)		(3.4%)	65.0%		(1.5%)
Average net interest margin	1.84%		(0.11%)		(0.12%)	1.91%		(0.10%)

Operating Group net income:
Personal and Commercial Client Group	247	31	15%	28	13%	691	89	15%
Private Client Group	37	33	+100%	12	51%	95	30	45%
Investment Banking Group	188	80	73%	22	13%	535	86	19%
Corporate Support, including T&S	32	14	87%	33	+100%	(9)	88	91%

BMO Financial Group net income	504	158	46%	95	23%	1,312	293	29%

Toronto August 26, 2003 — BMO Financial Group reported that its earnings for the third quarter ended July 31, 2003 were up 46 per cent from a year ago. Net income was $504 million and EPS was $0.95 for the quarter, compared with net income of $346 million and EPS of $0.65 in the third quarter of last year. Cash net income was $523 million and cash EPS was $0.99. Cash net income reflects the add-back of the after-tax amortization of intangible assets.

“BMO’s strong third quarter results continue the earnings momentum established in earlier quarters and we are now solidly positioned to exceed our financial performance targets for the year,” said Tony Comper, Chairman and Chief Executive Officer, BMO Financial Group. “I am very pleased that earnings from all of our operating groups are up from a year ago in a very competitive market and that credit performance continues to improve.”

Mr. Comper indicated that improving the productivity ratio is BMO’s top priority. He added, “Our improving revenues and the effective cost containment efforts of our employees have us well-positioned to achieve our goal of lowering the cash-productivity ratios of each of our operating groups by 150 to 200 basis points for the year.”

Net income for the third quarter of 2003 increased $158 million from the third quarter a year ago. Each of the operating groups contributed strongly to the improvement. Personal and Commercial Client Group continues to generate higher earnings from Canadian operations, which benefited from sustained volume growth in all products. Private Client Group results were up sharply from last year as revenue grew while expenses declined. However, Investment Banking Group was the biggest contributor to earnings growth as a result of improved performance from investment securities. BMO had $12 million ($8 million after tax) of net investment securities gains in the current quarter versus net losses of $116 million ($72 million after tax) a year ago. All of the operating groups were successful in their cost management efforts, which contributed to the improved performance.

Relative to the second quarter of 2003, net income rose $95 million or 23 per cent, driven by higher revenue and a reduced provision for credit losses. Expenses were essentially unchanged in spite of three more calendar days in the third quarter. Personal and Commercial Client Group net income rose on broadly-based higher volumes, while Private Client Group net income was up due to higher brokerage commissions, driven by moderate improvements in equity markets. Investment Banking Group also rose, due to better performance from investment securities, and Corporate Support benefited from lower provisions for credit losses and lower costs.

Year-to-date, net income of $1,312 million increased $293 million or 29 per cent from the comparable period in 2002. The increase was largely attributable to improving credit performance, as the provision for credit losses was reduced by $300 million, and to improved performance across all operating groups. Investment securities losses were down $107 million from a year ago.

Revenue was $2,334 million in the third quarter of 2003, up $191 million or nine per cent from a year earlier. The prior year was affected by investment securities losses in the Investment Banking Group. Volume growth in Canadian personal and commercial banking and higher capital markets revenue in wealth management also contributed to improved revenue. The growth was tempered by the impact of the weaker U.S. dollar on U.S. denominated revenue.

Net interest margin was 1.84 per cent, a decline of 11 basis points from a year earlier and of 12 basis points relative to the second quarter. Investment Banking Group was the largest contributor to the declines as lower margin capital markets assets rose while higher margin corporate loans volumes declined in the weak lending environment. Personal and Commercial Client Group net interest margin was stable relative to a year ago, though lower relative to the second quarter. The reduction was due to declining interest rates and the competitive Canadian lending environment.

Non-interest expenses of $1,485 million were down $3 million from a year ago. Effective cost controls and the impact of the weaker U.S. dollar drove the reduction. These were partially offset by higher costs in Canadian personal and commercial banking, associated with performance-based compensation, strategic initiatives and higher employee benefits costs, and by higher performance-based costs in wealth management.

The expense-to-revenue ratio improved to 63.7 per cent in the third quarter, down from 69.4 per cent a year ago and from 67.2 per cent in the second quarter.

Gross impaired loans decreased by $269 million from the second quarter. Impaired loan formations totalled $249 million, down $101 million from the second quarter.

The provision for credit losses was $90 million, down from $160 million a year ago. Year-to-date, the provision for credit losses was $360 million, down from $660 million in the comparable period a year ago. Management now estimates that the annual provision for credit losses will be at or below $500 million for 2003, down from our target of at or below $820 million, which had been established following the fourth quarter of 2002, and down from our estimate of $600 million that was established following the second quarter of 2003. The reductions are attributable to our favourable loan loss experience this year.

The Canadian dollar equivalent of BMO’s U.S. denominated revenues, expenses and provision for credit losses included in results was affected by the weakening of the U.S. dollar. The Canadian/U.S. dollar exchange rate averaged 1.37 in the third quarter, compared with 1.54 in the third quarter a year ago and 1.46 in the second quarter. The lower Canadian/U.S. dollar exchange rate reduced revenue by $82 million, expenses by $53 million and the provision for credit losses by $9 million relative to the third quarter a year ago. Relative to the second quarter, the lower rate reduced revenue by $43 million, expenses by $28 million and the provision for credit losses by $4 million. Year-to-date, the Canadian/U.S.dollar exchange rate averaged 1.46, compared with 1.57 in the comparable period a year ago. The lower translation rate caused revenue to decline $153 million, expenses by $103 million and the provision for credit losses by $18 million year-to-date. The effect of exchange rate movements is discussed more fully in the discussions of Net Income and Income Taxes in the MD&A.

Annual Targets for 2003, Excluding Non-Recurring Items	Performance to July 31, 2003

• Achieve EPS growth of 10 to 15 per cent Management now anticipates achieving EPS growth of 15 to 20 per cent (or EPS of $3.17 to $3.31)	• 26.0 per cent growth for the year-to-date (measured against the 2002 year-to-date EPS excluding non- recurring items of $1.96)

• Achieve an ROE of 14 to 15 per cent Management now anticipates achieving an ROE of 15 to 16 per cent	• 15.8 per cent annualized

•  Maintain an annual provision for credit losses at or below the 2002 level ($820 million)

Management now estimates that the annual provision will be at or below $500 million, a further $100 million reduction from the guidance in the second quarter earnings news release
• $360 million for the year-to-date

• Maintain a Tier 1 capital ratio of at least 8.0 per cent	• 9.21 per cent

2003 Earnings Outlook

Management expects to surpass the annual targets for fiscal 2003. We now anticipate EPS growth of 15 to 20 per cent and ROE of 15 to 16 per cent. The outlook anticipates the continuation of strong growth in Personal and Commercial Client Group and maintaining current performance levels in Private Client Group and Investment Banking Group. Lower provisions for credit losses, improving revenue and effective cost controls have compensated for the softer than expected economic environment, the sustained weakness in some of our business sectors and the effect of the lower U.S. dollar on Canadian equivalent earnings from U.S. operations and, based on results to date, appear to have positioned us to exceed our targets for the year.

Canadian real GDP is now anticipated to grow 2.1 per cent in 2003 after expanding 3.3 per cent in 2002. We had forecast growth of 3.8 per cent at the end of last year and 2.9 per cent at the end of the second quarter. The lower growth is largely attributable to a decline in exports, amid softer U.S. demand and a weaker U.S. dollar, and to the earlier outbreak this year of severe acute respiratory syndrome (SARS). Weak exports have held back business investment and, in turn, restrained growth in commercial loans. In contrast, consumer demand, especially for interest-sensitive goods such as homes and automobiles, continues to grow at a healthy pace, supporting strong growth in personal loans and mortgages. The Canadian economy is expected to strengthen in the second half of the year as U.S. demand picks up. With short-term interest rates likely to remain low for the balance of the year, the stronger economy should lead to an upturn in business lending and support growth in personal loans and mortgages.

The U.S. economic expansion, though uneven, shows tentative signs of improvement. Real GDP growth in 2003 is now expected to match the moderate 2.4 per cent increase in 2002. We had forecast growth of 3.2 per cent at the end of last year and 2.3 per cent at the end of the second quarter. Personal spending and borrowing continue to grow at a moderate pace, supported by low interest rates but tempered by sluggish employment. However, record sales of new homes and a strong resale market have sustained strong growth in residential mortgages. While business investment has picked up recently, commercial lending remains soft. The U.S. economy is expected to strengthen in the second half of the year in response to lower income taxes, a weaker U.S. dollar and low interest rates. This should support personal lending and translate into growth in business lending. The improved economic climate, coupled with second quarter increases in equity prices, should lead to an upturn in capital markets activity.

Note on Performance Analysis and Performance Relative to Targets

Management and certain other observers believe that analyzing results excluding non-recurring items can enhance analysis of financial performance. However, the Securities and Exchange Commission (SEC) has enacted rules over the past year that severely restrict the future designation of items as non-recurring. This impairs the usefulness of such measures and so we have discontinued our practice of reporting results excluding nonrecurring items as prominently as results under generally accepted accounting principles. There have been no non-recurring items in fiscal 2003. In the third quarter of 2002, there were $23 million ($14 million after tax) of acquisition-related costs incurred by our Private Client Group that were designated as non-recurring, increasing EPS for the first nine months of 2002 by $0.03 when stated on a basis that excludes non-recurring items. Our performance relative to EPS growth targets has been measured relative to the higher EPS base.

Cash-based earnings measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also provided because analysts frequently focus on these measures and cash EPS is used by Thomson First Call, which tracks third-party earnings forecast estimates that are frequently reported in the media. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal.

Management’s Responsibility for Financial Information

A rigorous and comprehensive financial governance framework is in place at BMO and its subsidiaries at both the management and board levels. Each year, BMO’s Annual Report contains a statement signed by the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) outlining management’s responsibility for financial information contained in the report. BMO also filed certifications, signed by the CEO and CFO, with the SEC in the United States on January 24, 2003 when it filed its Annual Report and other continuous disclosure documents. In those filings, BMO’s CEO and CFO certified, as required by U.S. law, the appropriateness of BMO’s financial disclosures in the Annual Report and the effectiveness of controls and procedures over those disclosures. Our CEO and CFO voluntarily certify to the SEC the appropriateness of our financial disclosures in BMO’s quarterly results news releases, including the attached unaudited interim consolidated financial statements. The certifications of the financial disclosures in the second quarter release were filed on June 11, 2003.

As in prior quarters, BMO’s audit committee reviewed this release, including the attached unaudited consolidated financial statements and Management’s Discussion and Analysis of Results of Operations and Financial Condition. BMO’s Board of Directors continues to approve these documents prior to their release.

Management’s Discussion and Analysis of Results of Operations and Financial Condition (MD&A) for the quarter is attached. A more comprehensive discussion of our businesses, strategies and objectives can be found in the MD&A in BMO’s 2002 Annual Report, which can be accessed on our web site as directed in the Investor and Media Presentations section. Readers are also encouraged to visit our web site to view other quarterly financial information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this news release, and may be included in filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2003 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: global capital market activities; interest rate and currency value fluctuations; the effects of war or terrorist activities; the effects of disease or illness that impact on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, power or water supply disruptions; industry and worldwide economic and political conditions; regulatory and statutory developments; the effects of competition in the geographic and business areas in which we operate; management actions; and technological changes. We caution that the foregoing list of factors is not exhaustive and that when relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

INVESTOR AND MEDIA PRESENTATIONS

Investor Presentation Materials

Interested investors, the media and others are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentations and a supplementary financial information package. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.

Quarterly Conference Call and Webcast Presentations

Interested parties are invited to listen to our quarterly conference call on Tuesday, August 26, 2003 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Friday, September 5, 2003 by calling 416-695-5278 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 5965.

A live webcast of the quarterly conference call can be accessed at www.bmo.com/investorrelations. A replay of the webcast can be accessed on our website until November 24, 2003.

Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ian Blair, Toronto, ian.blair@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations Contacts
Susan Payne, Senior Vice-President, Investor Relations, susan.payne@bmo.com, 416-867-6656
Lynn Inglis, Director, Investor Relations, lynn.inglis@bmo.com, 416-867-5452
Amanda Mason, Senior Manager, Investor Relations, amanda.mason@bmo.com, 416-867-3562

Chief Financial Officer
Karen Maidment, Executive Vice-President and Chief
Financial Officer, karen.maidment@bmo.com, 416-867-6776

Corporate Secretary
corp.secretary@bmo.com, 416-867-6785

THIRD QUARTER 2003 MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION (MD&A)

OPERATING OVERVIEW

Value Measures

Annualized ROE was 18.0 per cent for the quarter and 15.8 per cent for the year-to-date, ahead of our annual target of 14 to 15 per cent. We now anticipate achieving 15 to 16 per cent ROE in 2003.

EPS of $0.95 rose 46 per cent from the third quarter of 2002. Year-to-date, EPS of $2.47 was up 28 per cent from the comparable period in 2002, and up 26 per cent from a base EPS of $1.96, which excludes $23 million ($14 million after tax) of acquisition-related costs that were designated as non-recurring a year ago and which represents an appropriate base for measuring achievements of targets. On that basis, we now anticipate EPS growth of 15 to 20 per cent for fiscal 2003.

Management now anticipates exceeding all of its annual targets. The updated expectations are disclosed and discussed in the preceding ‘Annual Targets for 2003’ table and the ‘2003 Earnings Outlook’ section.

Net economic profit (NEP), which represents cash net income available to common shareholders less a charge for capital, was $220 million, compared with $84 million in the third quarter of 2002. Year-to-date, NEP was $482 million, up from $241 million in the first nine months of 2002.

BMO’s total shareholder return (TSR) for the third quarter was 12.3 per cent, the second highest of Canada’s major banks. The TSR for the twelve months ended July 31, 2003 of 30.6 per cent was the highest of the banks and compared favourably with the six-bank average return of 21.4 per cent and the TSX Composite Total Return of 12.1 per cent.

BMO’s average annual TSR for the five-year period ended July 31, 2003 was 7.3 per cent, the fifth highest of the six major banks. While this is considered our most fundamental performance measure, the result is subject to start-date bias. The year 1998 was characterized by the announcements of proposed mergers, their subsequent non-approval and the so-called Asian liquidity crisis. Because BMO’s stock price did not decline as much as some other banks late in 1998, BMO’s relative average five-year performance declined this quarter, in spite of above average stock price performance in this most recent quarter. Relative performance may decline over the balance of the year as the impact of BMO’s higher relative performance in late 1998 further affects the computation of the five-year average.

Net Income

Net income for the third quarter of 2003 was $504 million, an increase of $158 million or 46 per cent from the third quarter of 2002. Results improved in each of the operating groups and the provision for credit losses was $70 million lower than a year ago. Revenue rose by a robust $191 million and expenses were reduced slightly from a year ago. There were $12 million ($8 million after tax) of net investment security gains in the current quarter while results in the third quarter of 2002 included $116 million ($72 million after tax) of net investment losses.

Relative to the second quarter of 2003, net income for the quarter rose $95 million or 23 per cent, driven by higher revenue and a reduced provision for credit losses. Expenses were essentially unchanged in spite of three more calendar days in the third quarter.

Year-to-date, net income of $1,312 million rose $293 million or 29 per cent from the comparable period in 2002. Improvements were broadly based but a $300 million reduction in the provision for credit losses and a $107 million reduction in losses on investment securities were significant contributors. Solid revenue growth in Canadian personal and commercial banking and improved performance from wealth management operations also contributed to the growth.

Earnings from U.S. based businesses represented 18 per cent of net income in the quarter, compared with 32 per cent a year ago. Improved performance from our Canadian operations, in absolute terms and relative to the U.S., and the weaker U.S. dollar contributed to the shift. Relatively weaker investment banking and wealth management operations in the United States, where uncertain economic conditions have affected client-transaction volumes, and non-cash amortization costs of acquired U.S. wealth management businesses also affected the comparative ratios.

The Canadian dollar equivalent of BMO’s U.S. denominated revenues, expenses and provision for credit losses included in results was affected by the weakening of the U.S. dollar. The Canadian/U.S. dollar exchange rate averaged 1.37 in the third quarter, compared with 1.54 in the third quarter a year ago and 1.46 in the second quarter. The lower Canadian/U.S. dollar exchange rate reduced revenue by $82 million, expenses by $53 million and the provision for credit losses by $9 million relative to the third quarter a year ago. Relative to the second quarter, the lower rate reduced revenue by $43 million, expenses by $28 million and the provision for credit losses by $4 million. Year-to-date, the Canadian/U.S.dollar exchange rate averaged 1.46, compared with 1.57 in the comparable period a year ago. The lower translation rate caused revenue to decline $153 million, expenses by $103 million and the provision for credit losses by $18 million year-to-date.

At the start of each quarter, BMO enters into transactions that are expected to partially offset the pre-tax effects of Canadian/U.S. dollar exchange rate fluctuations on our U.S. net income in the quarter. Foreign exchange revenues included in non-interest revenue related to this hedging activity were approximately $5 million in the third quarter and $13 million year-to-date, partially offsetting the aforementioned reductions. The gain or loss from such hedging transactions in future periods will be determined by both future currency fluctuations and the amount of the underlying future transactions, since the transactions are entered into each quarter in relation to net income for the next three months. Each one-cent change in the Canadian/U.S. exchange rate affects BMO’s quarterly earnings by approximately $1 million before income taxes, in the absence of hedging activity.

Revenue

BMO, like most banks, analyzes revenue on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would increase revenues on certain tax-exempt securities to a level equivalent to amounts that would attract tax at the statutory rate. The adjustments amounted to $27 million in the current quarter and $110 million year-to-date, up from $26 million in the comparable quarter a year ago and $82 million for the comparable year-to-date. This year, we refined our policies prospectively to include adjustments for common and certain additional preferred share dividend revenue, resulting in a $20 million increase in the teb adjustment in the quarter and a $50 million adjustment year-to-date.

Revenue of $2,334 million increased $191 million or nine per cent from the third quarter of last year. Year-to-date, revenue rose $290 million or four per cent. Revenue growth benefited from the acquisitions of wealth management businesses that occurred during and subsequent to the second quarter of 2002. After adjusting for the additive effect of these businesses, year-to-date revenue increased $190 million.

Revenue in the third quarter was $126 million higher than in the second quarter. Three more days in this most recent quarter and higher non-interest revenue more than offset the effects of the weaker U.S. dollar and lower net interest margins. In addition, the second quarter was affected by $45 million of losses on investment securities, compared with gains of $12 million in the third quarter.

Net interest income was $1,250 million, an increase of $33 million from the third quarter of last year. Average assets rose $21 billion to $269 billion while net interest margins declined 11 basis points to 1.84 per cent. The increase in net interest income was attributable to strong volume growth and modestly higher net interest margins in Personal and Commercial Client Group in Canada. Asset volumes rose in U.S. retail and business banking and in investment banking, but lower net interest margins, combined with the weaker U.S. dollar, led to lower net interest income in the Investment Banking Group and flat net interest income in U.S. retail and business banking.

Net interest income was virtually unchanged from the second quarter. Lower net interest margins in Investment Banking Group and in Canadian personal and commercial banking were offset by higher volumes in both groups and the effects of three more calendar days in the third quarter.

Year-to-date, net interest income of $3,772 million rose two per cent from a year ago, driven by volume growth and improved net interest margins in Canadian personal and commercial banking, partially offset by the effects of lower net interest margins in U.S. retail and business banking and the investment Banking Group.

Non-interest revenue in the third quarter rose $158 million from the prior year to $1,084 million. The prior year was affected by $116 million of net investment securities losses while the current quarter benefited from $12 million of net gains. Improved volumes in Canadian personal and commercial banking and in wealth management were only partially offset by the effects of the weaker U.S. dollar and low client-driven transaction volumes in the Investment Banking Group.

Relative to the second quarter, non-interest revenue was up $127 million or 13 per cent. The prior quarter was affected by $45 million of investment securities losses. Three more calendar days in this quarter and improved volumes in Personal and Commercial Client Group and in Private Client Group also contributed to the improvement.

Year-to-date, non-interest revenue rose $223 million to $3,088 million. A $107 million improvement in investment securities performance, the impact of acquired businesses, higher trading revenue and fees from merger and acquisition and equity origination services contributed to the overall growth. These increases were mitigated by lower securitization revenue, the effects of the weaker U.S. dollar and generally lower equity-related trading volumes in Private Client Group.

Revenue from U.S. based businesses totalled $663 million in the third quarter of 2003, representing 28 per cent of total revenue, compared with 34 per cent a year ago. Year-to-date, revenue from U.S. based business of $2,086 million represented 30 per cent of BMO’s revenue, compared with $2,208 million and 34 per cent in 2002. This year’s ratios nonetheless benefited from the wealth management acquisitions of the past year.

Non-Interest Expenses

Non-interest expenses of $1,485 million decreased $3 million from the third quarter of last year. Excluding the additive effect of acquired businesses, expenses declined $20 million or one per cent. The reduction was achieved in spite of higher pension and employee benefits costs. Performance-based compensation costs were up $26 million from a year ago. Expenses increased marginally in Personal and Commercial Client Group as higher benefits costs, higher performance-based compensation costs and investments in strategic initiatives were largely offset by lower professional fees and other costs. The Group’s expenses grew at a lower rate than revenues. Expenses were reduced in the Private Client Group primarily because there were $23 million of acquisition-related costs a year ago, which were designated as non-recurring items. The impacts of the lower U.S. dollar and effective cost management were offset by higher performance-based compensation. Investment Banking Group’s non-interest expenses were substantially unchanged, as the current year benefited from cost containment and the lower U.S. dollar.

Non-interest expenses were up $1 million from the second quarter, as the effect of three more days this quarter was offset by the weaker U.S. dollar and successful cost management.

Year-to-date, non-interest expenses were $4,542 million, an increase of $116 million or three per cent from 2002. Excluding the additive effect of acquired businesses, costs were down $23 million. Pension and mid-term incentive program compensation costs were up $64 million and performance-based compensation costs were $22 million higher than in 2002. The weaker U.S. dollar reduced expenses by $103 million relative to 2002.

Improving the non-interest expense-to-revenue ratio is a priority at BMO. Professional fees and travel and business development costs were reduced relative to the second quarter and relative to the third quarter of 2002.

The expense-to-revenue ratio in the third quarter was 63.7 per cent, down from 69.4 per cent a year ago and from 67.2 per cent in the second quarter. Year-to-date, the ratio was 66.2 per cent, down from 67.4 per cent a year ago.

Income Taxes

As explained in the Revenue section, BMO adjusts revenue to a taxable equivalent basis for analysis, with an offsetting adjustment to the provision for income taxes. As such, the provision for income taxes and associated rates are stated on a taxable equivalent basis in this MD&A.

The provision for income taxes as a percentage of income was 31.4 per cent in the third quarter, compared with 27.1 per cent a year ago and 29.6 per cent in the second quarter. The provision of a year ago reflected the recognition of proportionately higher tax benefits and a higher portion of income from lower tax-rate jurisdictions. The second quarter also reflected a higher portion of income from lower tax-rate jurisdictions. This quarter’s effective tax rate was higher than the anticipated 28 to 29 per cent range established at the end of fiscal 2002 because of a greater proportion of income than anticipated from higher tax-rate jurisdictions.

Year-to-date, the effective tax rate was 30.5 per cent, up from 28.3 per cent a year ago due to recognition of proportionately higher tax benefits in 2002 and a higher portion of income from higher tax-rate jurisdictions in 2003. We now expect that the effective income tax rate will be between 30 and 30.5 per cent for the 2003 fiscal year, up from last quarter’s estimate, and now estimate a higher sustainable rate of 31 to 32 per cent.

BMO hedges the foreign exchange risk arising from its net investments in foreign operations. Under the program, the gain or loss from the hedging and the unrealized gain or loss from translation of the net investments in foreign operations are charged or credited to retained earnings, but usually are approximately equal and offsetting. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to retained earnings, while the associated unrealized gain or loss on the net investments in foreign operations does not attract income taxes until the investment is liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in exchange rates from period-to-period. This year’s hedging gains have given rise to an income tax charge in retained earnings of $52 million for the third quarter and $366 million for the year-to-date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited interim consolidated financial statements for further details.

Balance Sheet

Total assets of $257.7 billion increased $4.8 billion from October 31, 2002, even though changes in the Canadian/U.S. dollar exchange rate had the effect of reducing assets by $10.5 billion. A $10.3 billion increase in securities was partially offset by a $2.3 billion reduction in net loans and acceptances and a $3.2 billion decline in other assets.

Growth in securities was driven by an $11.5 billion increase in trading securities as corporate debt grew $2.8 billion while corporate equity grew by $7.6 billion in response to market opportunities. Investment securities decreased $1.2 billion, largely due to lower holdings of United States government securities. Unrealized gains on investment securities increased $94 million from last year-end and by $59 million from the second quarter to $415 million, mainly due to higher unrealized gains on corporate equities.

The $2.3 billion reduction in net loans and acceptances was attributable to lower loans to business and governments and related acceptances, which declined $5.5 billion, and to a $1.6 billion decline in securities purchased under resale agreements. These decreases were partially offset by a $4.7 billion increase in residential mortgages and retail loans. The decrease in loans to business and governments reflects weak market demand while the increase in residential mortgages is reflective of strong demand.

The decline in other assets was mainly due to lower amounts due from clients, dealers and brokers.

Total liabilities increased $4.3 billion from October 31, 2002, as a $9.1 billion increase in total deposits was partially offset by a $4.8 billion reduction in other liabilities.

Deposits by banks increased $10.8 billion and continue to provide funding for growth in trading securities. This increase was partially offset by a $2.1 billion decrease in deposits by business and governments. Deposits from individuals, which tend to be more stable, increased by $0.4 billion and accounted for 44 per cent of total deposits, a decrease of two percentage points from the end of 2002.

Risk Management

The provision for credit losses totalled $90 million in the quarter, down from $160 million in the third quarter of last year and $120 million in the second quarter. The provision declined due to lower levels of new required provisions and reductions of previously established allowances on certain loans. The provision represents an annualized 24 basis points of average net loans and acceptances, including securities purchased under resale agreements, compared with 44 basis points a year ago.

The year-to-date provision for credit losses was $360 million, down from $660 million in the comparable period in 2002. It represents an annualized 32 basis points of average net loans and acceptances, compared with 60 basis points a year ago.

BMO now anticipates that its annual provision for credit losses will be at or below $500 million for 2003, down from our annual target of at or below $820 million that was established following the fourth quarter of last year, and down from our estimate of at or below $600 million that was announced following the second quarter. The reductions are attributable to the improving credit performance experienced over the course of the year.

Impaired loan formations totalled $249 million in the quarter, down from $350 million in the second quarter. While we continue to be encouraged by the ongoing review of our loan portfolios and their performance to date, we remain somewhat cautious in the face of the uneven recovery of the U.S. economy and the slowdown in the Canadian economy.

Gross impaired loans totalled $2,043 million at the end of the quarter, compared with $2,312 million at the end of the second quarter and $2,337 million at the end of last year. Gross impaired loans represented 1.37 per cent of gross loans and acceptances at the end of the quarter, compared with 1.51 per cent at the end of the second quarter and 1.54 per cent at the end of 2002. Gross impaired loans as a percentage of equity and allowance for credit losses improved to 12.9 per cent, down from 14.9 per cent at the end of the second quarter and from 15.2 per cent at the end of 2002.

Impaired loans, after deduction of specific allowances for credit losses, totalled $1,325 million, compared with $1,557 million at the end of the second quarter and $1,568 million at the end of last year. The general allowance for credit losses totalled $1,180 million and was unchanged from the prior year. It is maintained to cover any impairment in the loan portfolio that cannot yet be associated with specific loans.

BMO sold $119 million of gross non-performing loans, having a net book value of $103 million, for proceeds of $104 million during the third quarter. Year-to-date, BMO has sold $203 million of gross non-performing loans, having a net book value of $148 million, for sale proceeds of $169 million. Write-offs totalled $127 million in the quarter, up from $102 million in the second quarter of 2003 and $96 million in the fourth quarter of 2002.

The net loans exposure to telecom and cable companies was approximately $1.5 billion or 1.0 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $96 million on the $372 million of telecom and cable industry loans classified as impaired. The net loans exposure to electric power generation companies was approximately $0.9 billion or 0.6 per cent of total net loans and acceptances at the end of the quarter. We have recorded specific allowances for credit losses of $122 million on the $260 million of power and power generation industry loans classified as impaired. Management is closely monitoring the potential impact of the BSE (Bovine Spongiform Encephalopathy or so called mad-cow disease) problem on BMO’s exposures to the agriculture industry but does not foresee any significant impact at this time. Exposures to the more economically troubled regions of the world remain limited.

BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, at 54 per cent and 24 per cent, respectively.

BMO’s market risk and liquidity and funding management practices and key measures were outlined on pages 30 to 34 of the 2002 Annual Report. There have been no material changes to risk levels in liquidity and funding and structural market risk. However, trading and underwriting risk has increased in the quarter as BMO positioned itself to take advantage of volatility in the interest rate markets. There were no material changes to risk practices in the quarter.

Capital Management

BMO’s Tier 1 capital ratio improved to 9.21 per cent from 9.10 per cent in the second quarter and 8.80 per cent at the end of last year. The total capital ratio was 12.09 per cent, compared with 12.02 per cent in the second quarter and 12.23 per cent at the end of fiscal 2002.

On August 5, 2003, BMO announced a program to repurchase up to 15 million common shares, or approximately 3.0 per cent of its then issued and outstanding common shares, through a normal course issuer bid. Repurchases can occur during the period commencing August 8, 2003 and ending August 6, 2004. The normal course issuer bid was established as part of BMO’s enterprise-wide capital management framework that is designed to optimize BMO’s capital structure while retaining sufficient capital to fund our selected business strategies, maintain our targeted levels of regulatory and economic capital and build long-term shareholder value.

Critical Accounting Policies

The notes to BMO’s October 31, 2002 audited consolidated financial statements outline our significant accounting policies. In addition, Note 2 to the attached July 31, 2003 unaudited interim consolidated financial statements provides details of changes to significant accounting policies since October 31, 2002.

Page 25 of the 2002 Annual Report contains a discussion of certain accounting policies that are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.

On February 1, 2004, we expect to adopt the Canadian Institute of Chartered Accountants’ new accounting guideline on consolidation of variable interest entities (VIE’s). VIE’s include customer securitization entities, our high-yield collateralized bond obligations entities and our high-grade structured investments entities. Note 7 to the audited annual consolidated financial statements on page 77 of BMO’s 2002 Annual Report provides information on such entities. There are approximately $35 billion in assets held in these entities that BMO may be required to consolidate as a result of this new guideline.

Certain mutual funds and personal trusts where we manage the related assets may also qualify as VIE’s. The determination of which ones we would be required to consolidate necessitates an entity-by-entity analysis of each mutual fund and personal trust. Our preliminary analysis indicates that less than half of our approximately $55 billion total mutual fund and personal trust assets under management likely meet the requirements for consolidation.

Since all of these VIEs were set up to hold customer assets, we do not believe it would be meaningful to include these amounts on our balance sheet. As a result, we currently expect that the majority of our arrangements with customer securitization, high-yield collateralized bond obligations and high-grade structured investments entities will be restructured prior to February 1, 2004 in order to meet the criteria for non-consolidation. In the case of mutual funds and personal trusts, we are currently investigating whether the entities can be restructured in order to meet the criteria for non-consolidation.

Credit Rating

BMO’s credit rating, as measured by a composite of Moody’s and Standard & Poor’s (S&P) senior debt ratings, remains unchanged at AA-, but with S&P maintaining a negative outlook.

REVIEW OF OPERATING GROUPS PERFORMANCE

An analysis of financial results of each operating group is provided, together with some of their business achievements for the third quarter of 2003.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect the transfers. Note 9 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses.

Operating Groups Summary Income Statements and Statistics for Q3-2003 and Year-to-Date 2003

	Q3-2003								YTD-2003

				Corp.					Corp.
				incl.	Total				incl.	Total
($ millions, except as noted)	P&C	PCG	IBG	T&S	BMO	P&C	PCG	IBG	T&S	BMO

Net interest income (teb)	828	135	319	(32)	1,250	2,469	409	1,044	(150)	3,772
Non-interest revenue	371	317	346	50	1,084	1,072	916	946	154	3,088

Total revenues (teb)	1,199	452	665	18	2,334	3,541	1,325	1,990	4	6,860
Provision for credit losses	75	—	58	(43)	90	226	2	174	(42)	360
Non-interest expense	741	393	338	13	1,485	2,246	1,176	1,041	79	4,542

Income before income taxes and non- controlling interest in subsidiaries	383	59	269	48	759	1,069	147	775	(33)	1,958
Income taxes (teb)	134	22	81	2	239	374	52	240	(68)	598
Non-controlling interest in subsidiaries	2	—	—	14	16	4	—	—	44	48

Net income Q3-2003	247	37	188	32	504	691	95	535	(9)	1,312

Net income Q2-2003	219	25	166	(1)	409

Net income Q3-2002	216	4	108	18	346	602	65	449	(97)	1,019

Other statistics

Net economic profit	141	2	51	nm	220	376	(7)	129	nm	482
Return on equity	23.9%	8.2%	14.9%	nm	18.0%	22.4%	7.0%	14.2%	nm	15.8%
Cash return on equity	24.6%	10.9%	14.9%	nm	18.8%	23.2%	10.0%	14.2%	nm	16.6%
Non-interest expense-to-revenue ratio	61.8%	86.7%	50.9%	nm	63.7%	63.4%	88.7%	52.3%	nm	66.2%
Cash non-interest expense-to-revenue ratio	61.2%	82.6%	50.9%	nm	62.6%	62.8%	84.2%	52.3%	nm	65.0%
Average net interest margin	2.97%	10.80%	0.85%	nm	1.84%	3.03%	10.28%	0.96%	nm	1.91%
Average common equity	3,944	1,677	4,637	336	10,594	3,945	1,677	4,637	281	10,540
Average assets ($ billions)	110.5	5.0	149.2	3.9	268.6	108.8	5.3	144.7	4.5	263.3
Full-time equivalent staff	19,596	5,605	2,046	7,066	34,313

nm — not meaningful

PERSONAL AND COMMERCIAL CLIENT GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Net interest income (teb)	828	49	6%	20	3%	2,469	186	8%
Non-interest revenue	371	—	—	24	7%	1,072	13	1%

Total revenues (teb)	1,199	49	4%	44	4%	3,541	199	6%
Provision for credit losses	75	6	9%	—	—	226	16	8%
Non-interest expense	741	7	1%	(1)	—	2,246	81	4%

Income before income taxes and non-controlling interest in subsidiaries	383	36	10%	45	13%	1,069	102	10%
Income taxes (teb)	134	3	1%	16	14%	374	9	3%
Non-controlling interest in subsidiaries	2	2	100%	1	22%	4	4	100%

Net income	247	31	15%	28	13%	691	89	15%

Amortization of intangible assets (after tax)	7	—	—	(1)	(7%)	23	(1)	(6%)

Cash net income	254	31	14%	27	12%	714	88	14%

Return on equity	23.9%		2.3%		2.1%	22.4%		2.1%
Cash return on equity	24.6%		2.2%		2.0%	23.2%		2.0%
Non-interest expense-to-revenue ratio	61.8%		(1.9%)		(2.4%)	63.4%		(1.4%)
Cash non-interest expense-to-revenue ratio	61.2%		(1.9%)		(2.4%)	62.8%		(1.2%)
Average net interest margin	2.97%		(0.01%)		(0.09%)	3.03%		—
Average assets	110,516	6,913	7%	2,080	2%	108,808	7,995	8%

Results Overview

Net income for the third quarter of 2003 increased $31 million or 15 per cent from the prior year to $247 million, driven by revenue growth and a lower effective tax rate. Three more calendar days in the third quarter and improved volumes contributed to net income growth of $28 million or 13 per cent relative to the second quarter, while net income for the nine months ended July 31, 2003 of $691 million was up $89 million or 15 per cent from the comparable period a year ago. The increase in year-to-date net income was attributable to revenue growth and a lower effective tax rate.

Revenue for the quarter rose $49 million or four per cent from the third quarter a year ago to $1,199 million. In Canada, strong volume growth across all products and a slight increase in net interest margins produced solid revenue growth. U.S. retail and business banking revenue was down marginally, as growth in loan and deposit volumes was offset by the effects of lower net interest margins and the weaker U.S. dollar.

Revenue increased four per cent from the second quarter due to the additional days in the third quarter and higher volumes. Net interest margin declined 9 basis points from the second quarter both in Canada and overall. The margin decline in Canada related primarily to the competitive lending environment and decline in interest rates. Year-to-date, revenue was up $199 million or six per cent on strong volume growth in both Canada and the U.S., partially offset by the effects of the weaker U.S. dollar. Year-to-date, net interest margin was stable, as margins were higher in Canada but were lower in the United States.

Non-interest expenses in the third quarter were up $7 million or one per cent from a year ago. Canadian personal and commercial banking costs rose modestly. Increased performance-based compensation costs, higher employee benefit costs and spending on key strategic initiatives were partially offset by cost containment efforts. Costs were flat in the U.S., in part due to the weaker U.S. dollar.

Relative to the second quarter, non-interest expenses in both Canada and the U.S. were substantially unchanged, as the impact of more days in the quarter was offset by the lower Canadian/U.S. dollar exchange rate and spending constraints. Year-to-date, non-interest expenses were up four per cent, as higher performance-based compensation costs and increased spending on strategic initiatives more than offset the effect of the weaker U.S. dollar and cost containment initiatives.

The Group’s productivity ratio improved to 61.8 per cent this quarter from 63.7 per cent in the third quarter a year ago.

Net income from U.S. operations included in the results above represented 10 per cent of total net income in the third quarter, compared with 12 per cent a year ago and 10 percent in the second quarter. Year-to-date, earnings from U.S. operations represented 10 per cent of the Group’s net income, compared with 11 per cent for the same period a year ago. The decline from a year ago is primarily attributable to the strong growth in results of Canadian personal and commercial banking and the weaker U.S. dollar.

BMO’s commercial banking operations in the United States are concentrated among smaller-sized, or mid-market corporate clients, which BMO manages and reports in its Investment Banking Group operations because of the enhanced opportunities to cross-sell products. BMO’s North American peer group typically includes similar businesses in their personal banking units. The table below shows the effect of including this U.S-based Commercial mid-market business in the Personal and Commercial Client Group and provides more geographic detail on results. The table reflects the inclusion of $142 million of revenue and $55 million of net income in U.S. results for the quarter and $433 million of revenue and $158 million of net income in results for the year-to-date.

If results of the U.S. commercial banking unit were included in Personal and Commercial Client Group results, net income from U.S. operations would represent 26 per cent of the Group’s earnings in the quarter, compared with 27 per cent in the third quarter of 2002. On a similarly stated basis for the year-to-date, U.S. net income represented 27 per cent of the Group net income, compared with 28 per cent a year ago. The total return on equity after including the U.S. commercial banking unit would be 23.4 per cent for the quarter, compared with 23.9 per cent as currently reported, and the non-interest-expense-to-revenue ratio would be 58.3 per cent, compared with the 61.8 per cent currently reported.

Personal and Commerical Client Group adjusted to		Increase/		Increase/			Increase/
include U.S. based mid-market business		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Canada — revenues	998	53	5%	41	4%	2,931	203	7%
United States — revenues	343	—	—	2	1%	1,043	(3)	—

Total revenues (teb)	1,341	53	4%	43	3%	3,974	200	5%

Canada — net income	223	32	17%	26	13%	624	86	16%
United States — net income	79	10	15%	5	8%	225	20	10%

Total — net income	302	42	16%	31	12%	849	106	14%

Canada — return on equity	30.9%		2.4%		2.8%	29.0%		1.9%
United States — return on equity	13.8%		3.0%		0.5%	13.2%		2.4%
Total — return on equity	23.4%		3.4%		1.8%	22.1%		2.8%
Canada — non-interest expense-to-revenue ratio	58.9%		(2.1%)		(2.7%)	60.5%		(1.0%)
United States — non-interest expense-to-revenue ratio	56.8%		(2.6%)		(1.7%)	58.6%		(1.7%)
Total — non-interest expense-to-revenue ratio	58.3%		(2.3%)		(2.5%)	60.0%		(1.1%)

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 37 of BMO’s 2002 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2003 objectives are listed below.

•	In Canada, the most recently available data indicates that BMO continued to rank second in small business lending market share for business loans $5 million and below and that our market share increased 54 basis points year-over-year to 19.82 per cent as we narrowed the gap relative to the market leader. Personal banking market share data indicates that BMO’s market share decreased 31 basis points from the year before to 13.45 per cent due to the competitive environment.

•	In Canada, the Group achieved strong growth, as loans and acceptances, after adding back the effects of securitizations, increased $5.4 billion or 6.1 per cent from the third quarter of 2002, and $2.0 billion from the second quarter of 2003. Personal and commercial deposits grew $2.4 billion or 6.7 per cent from a year ago, and $1.2 billion or 3.2 per cent from the second quarter.

•	In the U.S., loans grew US$2.1 billion or 25 per cent from the same quarter a year ago. Most of the increase was attributable to mortgage and other consumer loan growth. Deposit growth remains strong, growing 8 per cent or US$1.0 billion from last year.

•	Strong momentum in a difficult economic environment produced U.S. Business Banking loan and deposit volume growth of 13 and 12 per cent, respectively.

•	Chicagoland Banking is on track to operate in 153 locations in fiscal 2003, with seven new branches scheduled to open in the fourth quarter. Chicagoland Banking is targeting to operate in 200 branches within three to five years.

PRIVATE CLIENT GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	452	22	5%	41	11%	1,325	83	7%
Provision for credit losses	—	—	—	(1)	(100%)	2	1	58%
Non-interest expense	393	(22)	(5%)	24	6%	1,176	46	4%

Income before income taxes	59	44	+100%	18	52%	147	36	33%
Income taxes (teb)	22	11	+100%	6	54%	52	6	16%

Net income	37	33	+100%	12	51%	95	30	45%

Amortization of intangible assets (after tax)	12	(3)	(19%)	1	—	37	7	23%

Cash net income	49	30	+100%	13	33%	132	37	38%

Return on equity	8.2%		7.4%		2.7%	7.0%		0.7%
Cash return on equity	10.9%		6.3%		2.5%	10.0%		0.6%
Non-interest expense-to-revenue ratio	86.7%		(9.6%)		(3.4%)	88.7%		(2.2%)
Cash non-interest expense-to-revenue ratio	82.6%		(8.8%)		(2.8%)	84.2%		(3.7%)
Average net interest margin	10.80%		1.30%		0.09%	10.28%		0.65%
Average assets	4,978	(616)	(11%)	(222)	(4%)	5,325	5	—

Results Overview

Net income for the third quarter of 2003 was $37 million, an increase of $33 million from the prior year. Strong revenue growth in the brokerage and investment products businesses, combined with focused cost management across all of Private Client Group, contributed to the significant growth in earnings. An improvement in market conditions and the focus on cost containment drove a $12 million or 51 per cent improvement in net income relative to the second quarter. Year-to-date, net income improved by $30 million from the comparable period in 2002, due largely to the strong relative performance in the third quarter. In prior quarters, the Group’s results were reported both including and excluding non-recurring items. Results for the third quarter of 2002 included $23 million ($14 million after tax) of acquisition-related costs that were designated as non-recurring items for reporting purposes in 2002.

Revenue of $452 million for the quarter was $22 million or five per cent higher than in the third quarter a year ago. Higher revenues from our brokerage and investment products businesses contributed to the growth, but were partly offset by the $16 million impact of the lower Canadian/U.S. dollar exchange rate on our U.S. sourced revenues. Relative to the second quarter, revenue increased $41 million, as a moderate recovery in equity markets encouraged client-trading activity. Year-to-date, revenue increased $83 million from the comparable period in 2002. Excluding the additive effect of acquired businesses, revenue declined $17 million. Investment Products’

appeal in the conservative investment climate contributed favourably to revenue growth while the lower Canadian/U.S. dollar exchange rate reduced revenue by $30 million year-to-date.

Non-interest expense of $393 million declined by $22 million or five per cent from the third quarter a year ago. Lower expenses are attributable to effective cost containment and the effects of a weaker U.S. dollar, partially offset by higher operating costs associated with recent acquisitions and higher costs relating to increased revenues from core businesses. The prior year included $23 million of acquisition-related expenses. Cost containment initiatives included: reducing total staff positions, in functions that were not related to customer sales or service, by eight per cent from a year ago; reducing third-party back office/technology costs while retaining the same high quality service levels; and optimizing call center and branch sites. Relative to the second quarter, non-interest expenses increased $24 million due primarily to higher performance-based compensation. Year-to-date, expenses were up $46 million from the comparable period in 2002 due to the additive effect of acquired businesses, partially offset by lower performance-based compensation costs and the effects of the weaker U.S. dollar. Excluding acquired businesses, expenses were lower by $92 million.

U.S. operations incurred a net loss of $6 million in the third quarter, an improvement of $9 million from the second quarter. The recent equity market recovery enhanced client-trading volumes, while cost containment initiatives also contributed to the improvement. Results from U.S. operations improved by $19 million from the third quarter of a year ago. Although the prior year included $23 million of acquisition-related costs, the improvement is also attributable to focused cost containment efforts as general market uncertainty has affected fee-based revenues in our private banking and managed assets businesses. Year-to-date, the net loss from U.S. operations was $34 million, compared with $31 million a year ago.

Private Client Group completed a number of acquisitions subsequent to the first quarter of 2002: CSFBdirect; Morgan Stanley Online Accounts; Northwestern Trust & Investors Advisory Inc.; myCFO Inc.; and, Sullivan, Bruyette, Speros & Blayney Inc. Revenue and expense growth comparisons are affected by the timing of these acquisitions.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 41 of BMO’s 2002 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2003 objectives are set out below.

•	The Group’s $281 billion of assets under management and administration and term investments increased $8 billion or three per cent year-over-year. Excluding acquired businesses, the Group’s assets were $265 billion and declined one per cent.

•	BMO InvestorLine was ranked number one for the third consecutive time in Gomez Canada’s Direct Investing Report. Gomez praised BMO InvestorLine’s broad array of sophisticated financial planning tools and its outstanding customer service as providing a competitive edge over its peers.

•	BMO is positioned to become the first foreign company to acquire an ownership interest in a China-based fund management firm, with the announcement on May 28, 2003 that BMO has received regulatory approval from the China Securities Regulatory Commission to acquire an interest in Fullgoal Fund Management Co. Ltd. BMO will be working with Fullgoal to create mutual fund products and distribute them locally in China. This is a tremendous opportunity for the Private Client Group to leverage the strong asset management capabilities it has in Canada and the United States.

•	Guardian Group of Funds Ltd. continues to outperform most of the mutual fund industry, having achieved positive net sales for the year-to-date, compared with net redemptions for the industry as a whole. Guardian’s multi-style, multi-manager focus and a strong line-up of income products hold significant appeal in the current investment climate.

•	Harrisdirect, our U.S. based direct brokerage business, recently completed the renegotiations of its third-party service agreements, which generated meaningful reductions in its cost base. Harrisdirect’s high levels of customer service and support have been maintained throughout its cost containment initiatives, as evidenced by its recent top-quartile ranking (ranked fourth of twenty) in the Gomez Internet Broker Scorecard Survey.

INVESTMENT BANKING GROUP

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	665	126	23%	27	4%	1,990	81	4%
Provision for credit losses	58	2	1%	1	1%	174	4	2%
Non-interest expense	338	3	1%	—	—	1,041	(19)	(2%)

Income before income taxes	269	121	83%	26	11%	775	96	14%
Income taxes (teb)	81	41	+100%	4	6%	240	10	5%

Net income	188	80	73%	22	13%	535	86	19%

Return on equity	14.9%		7.6%		1.4%	14.2%		3.6%
Non-interest expense-to-revenue ratio	50.9%		(11.4%)		(2.0%)	52.3%		(3.2%)
Average net interest margin	0.85%		(0.14%)		(0.17%)	0.96%		(0.19%)
Average assets	149,238	13,205	10%	6,089	4%	144,682	8,860	7%

Results Overview

Net income of $188 million for the third quarter of 2003 increased $80 million or 73 per cent from the prior year, largely because of net investment securities gains, compared with net losses in 2002. Year-to-date, net income was up $86 million or 19 per cent from the comparable period in 2002.

Revenue of $665 million for the third quarter was $126 million higher than a year ago. The prior year results were affected by $121 million of net investment securities losses, while the current quarter reflected $16 million of net gains. Mergers and acquisitions revenue increased from a year ago and there were improved origination fees due to increased income trust activity. Revenues were negatively affected by the difficult capital markets environment, the narrowing of margins as higher-yielding assets matured in our capital markets businesses, the unfavourable effect of a weakening U.S. dollar and reduced corporate lending volumes.

Revenue was up $27 million from the second quarter as non-interest revenue rose $65 million, while net interest income fell $38 million. The Group benefited from improved origination activity and moderate current quarter net investment security gains, compared with $44 million of net losses in the comparable quarter. Mergers and acquisitions fees were down while the decline in net interest income was partly due to sharply reduced dividend income. Year-to-date, revenue of $1,990 million was up $81 million or four per cent due to a $114 million reduction in net investment securities losses. Notwithstanding a continued difficult market environment, performance improved across several products, including mergers and acquisitions, origination and trading, while net interest income was lower. Current year trading revenue benefited from significant commodities derivatives gains.

Current quarter non-interest expenses were substantially unchanged from a year ago. Year-to-date, expenses fell two per cent as a result of disciplined expense management, lower performance-based compensation costs and the lower U.S. dollar.

Net income from U.S. operations represented 36 per cent of Group net income, compared with 72 per cent a year ago and 54 per cent in the second quarter as expense savings only partly offset revenue declines. The negative effects of continued economic uncertainty on client-transaction volumes and the weaker U.S. dollar have contributed to the reduction in U.S. sourced income. Improved performance from the Canadian operations has also affected percentages in 2003, while U.S. operations benefited from significant commodities derivatives gains in the second quarter. Our U.S. investment banking operations are primarily directed at mid-market corporations having revenues that range from US$50 million to US$750 million. Currently, the revenue from our mid-market portfolio represents 21 per cent of total Group revenue and 47 per cent of our U.S. revenue. Often such activities form part of personal banking units in our North American peer group. Refer to the Personal and Commercial

Client Group section for pro-forma results, which reflect our U.S. based commercial mid-market business as part of the Personal and Commercial Client Group.

Business Developments and Achievements

The Group’s objectives and outlook for fiscal 2003 and the environment in which it operates are outlined on page 44 of BMO’s 2002 Annual Report. Notable business developments and achievements in the third quarter in support of the Group’s 2003 objectives are listed below.

•	During the quarter, the Investment Banking Group closed its purchase of New York-based Gerard Klauer Mattison (GKM). The acquisition, operating as Harris Nesbitt Gerard, establishes a solid equity research, sales and trading platform in the United States. It also strengthens the Group’s Canadian franchise by providing institutional clients with increased research on U.S. companies and expands equity capital market and research capabilities to the North American Media & Communications and Energy groups. During the quarter, the Group began the process of combining all its U.S. based wholesale operations under the Harris Nesbitt brand.

•	BMO Nesbitt Burns participated in 96 North American corporate debt and equity transactions during the quarter, raising $19.5 billion. The firm was ranked first by dollar value in announced Canadian mergers and acquisitions for the calendar year-to-date, advising on 11 transactions valued at US$7.9 billion. In Canadian bond underwriting, BMO Nesbitt Burns participated in 57 new issues, raising $17.8 billion. The 55 School Board Trust issue was one of the more significant, involving a consolidation of debt held by individual school boards that was previously funded by the province of Ontario.

•	Harris Nesbitt Midwest was involved in several significant transactions during the quarter, including the lead role in underwriting and syndicating the bank financing that supported Boston-based Heritage Partners’ acquisition of W.A. Butler, a veterinary supply and pharmaceutical distributor.

•	Harris Nesbitt Energy closed 13 corporate finance transactions during the quarter, including a co-Agent role in a US$2.4 billion facility for National Rural Utilities and acting as sole agent on a US$50 million fixed income private placement for Heating Oil Partners, a U.S. based income trust.

•	During the quarter, the media and communications group led and arranged a number of syndicated bank financings for clients, including Renda Broadcasting and Barnstable Broadcasting, while BMO Halyard Partners played an instrumental role in the successful IPO of NETGEAR, Inc., one of its portfolio investments.

•	The Harris Nesbitt Securitization Group also had a strong quarter. To accommodate Pilgrim’s Pride, a key customer of Harris Nesbitt’s food group, the securitization team increased the company’s current trade receivable financing facility to provide for additional working capital needs anticipated with its planned acquisition of a division of ConAgra Foods, Inc. The Canadian Securitization group also maintained its #1 market share of asset-backed commercial paper outstandings.

CORPORATE SUPPORT, INCLUDING TECHNOLOGY AND SOLUTIONS

		Increase/		Increase/			Increase/
		(Decrease)		(Decrease)			(Decrease)
($ millions, except as noted)	Q3-2003	vs. Q3-2002		vs. Q2-2003		YTD-2003	vs. YTD-2002

Revenues (teb)	18	(6)	(28%)	14	+100%	4	(73)	(96%)
Provision for credit losses	(43)	(78)	(+100%)	(30)	(+100%)	(42)	(321)	(+100%)
Non-interest expense	13	9	+100%	(22)	(65%)	79	8	11%

Income before taxes and non-controlling interest in subsidiaries	48	63	+100%	66	+100%	(33)	240	87%
Income taxes (teb)	2	49	+100%	34	+100%	(68)	153	68%
Non-controlling interest in subsidiaries	14	—	—	(1)	(2%)	44	(1)	(1%)

Net income	32	14	87%	33	+100%	(9)	88	91%

Corporate Support

Corporate Support includes the corporate units that provide expertise and governance support for BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. It also includes revenues and expenses associated with certain securitization activities, the hedging of foreign-source revenues and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.

Results Overview

Technology and Solutions’ operating results are included with Corporate Support for reporting purposes. Costs of its services are transferred to the client groups (P&C, PCG and IBG) and only relatively minor variance amounts are retained within Technology and Solutions, and thus, within the results of Corporate Support, including Technology and Solutions. Overall, the Group’s results are largely reflective of Corporate Support activities.

Net income for the third quarter increased $14 million from the third quarter a year ago to $32 million, driven by a $78 million reduction in the provision for credit losses, partially offset by proportionately lower tax benefits recognized in the current year. Relative to the second quarter, net income was up $33 million on higher revenue, lower non-interest expenses and a lower provision for credit losses, partially offset by proportionately lower tax benefits. The loss for the nine months ended July 31, 2003 was $9 million, compared to a loss of $97 million for the comparable period a year ago. The improvement was driven by a lower provision for credit losses, partially offset by proportionately lower tax benefits recognized in 2003.

Revenue was $18 million for the third quarter of 2003, down $6 million from a year ago and up $14 million relative to the second quarter. Year-to-date, revenue was $73 million lower than in the comparable period last year because of lower securitization revenue.

Non-interest expenses were up $9 million from the third quarter of a year ago, but were $22 million lower than in the second quarter because of lower benefits costs and lower discretionary spending. Year-to-date, non-interest expenses increased $8 million from last year.

Corporate Support is charged with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and required periodic provisions charged to the consolidated organization under GAAP.

Technology and Solutions

Technology and Solutions (T&S) provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for BMO Financial Group.

Business Developments and Achievements

Notable third quarter of 2003 business developments and achievements supported by T & S, which focuses on improving profitability by applying the most efficient and effective technology and processes for BMO, are listed below:

•	BMO’s Technology and Solutions group continued its pursuit of Total Quality Management excellence in information technology (IT) through increasing levels of accreditation in SEI/CMM (Software Engineering Institute/Capability Maturity Model) and implementation of ITIL (Information Technology Information Library) processes.

These industry-recognized standards continue to improve productivity and operational efficiencies by lowering costs, improving resource utilization, availability and reliability, and improving BMO’s IT security. In addition, BMO received the “Case Study of the Year” award at the seventh annual International IT Service Management Conference and Exhibition for its industry-leading ITIL efforts.

•	T&S partnered with BMO InvestorLine, the multiple winner of best direct investing firm awards from both Gomez Canada and the Globe and Mail, to introduce BMO InvestorLine’s latest customer service enhancement, Trailing Stop Orders. This new functionality enables clients to manage their downside risk and exit strategy by automatically initiating sell orders when the price of a stock falls by a pre-determined selected amount from its last highest closing price.

BANK OF MONTREAL
FINANCIAL HIGHLIGHTS

(Canadian $ in millions except as noted)	For the three months ended						For the nine months ended

	July 31,	April 30,	Jan. 31,	Oct. 31,	July 31,	Change from	July 31,	July 31,	Change from
	2003	2003	2003	2002	2002	July 31, 2002	2003	2002	July 31, 2002

Income Statement Highlights
Total revenue (teb) (a)	$2,334	$2,208	$2,318	$2,289	$2,143	8.9%	$6,860	$6,570	4.4%
Provision for credit losses	90	120	150	160	160	(43.8)	360	660	(45.5)
Non-interest expense	1,485	1,484	1,573	1,604	1,488	(0.2)	4,542	4,426	2.6
Net income	504	409	399	398	346	45.6	1,312	1,019	28.7

Common Share Data ($)
Diluted earnings per share	$0.95	$0.77	$0.75	$0.75	$0.65	$0.30	$2.47	$1.93	$0.54
Diluted cash earnings per share (b)	0.99	0.81	0.79	0.79	0.70	0.29	2.59	2.04	0.55
Dividends declared per share	0.33	0.33	0.33	0.30	0.30	0.03	0.99	0.90	0.09
Book value per share	21.91	21.34	21.32	21.07	20.74	1.17	21.91	20.74	1.17
Closing share price	44.65	40.10	41.30	38.10	35.26	9.39	44.65	35.26	9.39
Total market value of common shares ($ billions)	22.2	19.9	20.4	18.8	17.3	4.9	22.2	17.3	4.9

	As at

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2003	2003	2003	2002	2002	July 31, 2002

Balance Sheet Highlights
Assets	$257,685	$257,928	$254,606	$252,864	$250,113	3.0%
Net loans and acceptances	147,275	150,724	148,770	149,596	145,763	1.0
Deposits	170,902	165,435	162,655	161,838	159,200	7.4
Common shareholders’ equity	10,918	10,580	10,552	10,377	10,199	7.0

	For the three months ended					For the nine months ended

	July 31,	April 30,	Jan. 31,	Oct. 31,	July 31,	July 31,	July 31,
	2003	2003	2003	2002	2002	2003	2002

Primary Financial Measures (%) (c)
Average annual five year total shareholder return	7.3	3.8	7.5	7.9	7.4	7.3	7.4
Diluted earnings per share growth	46.2	35.1	5.6	+100	(21.7)	28.0	(27.4)
Diluted cash earnings per share growth (b)	41.4	37.3	5.3	+100	(20.5)	27.0	(27.1)
Return on equity	18.0	15.2	14.3	14.6	12.9	15.8	13.0
Cash return on equity (b)	18.8	15.9	15.1	15.4	13.8	16.6	13.7
Net economic profit (NEP) growth (b)	+100	+100	6.7	+100	(54.6)	+100	(64.8)
Revenue growth	8.9	(0.6)	5.1	17.3	(4.1)	4.4	(4.9)
Non-interest expense-to-revenue ratio	63.7	67.2	67.9	70.1	69.4	66.2	67.4
Cash non-interest expense-to-revenue ratio (b)	62.6	66.0	66.6	68.8	68.1	65.0	66.5
Provision for credit losses-to-average loans and acceptances (annualized)	0.24	0.32	0.39	0.43	0.44	0.32	0.60
Gross impaired loans and acceptances-to- equity and allowance for credit losses	12.91	14.88	14.66	15.16	13.55	12.91	13.55
Cash and securities-to-total assets ratio	28.6	26.3	25.4	24.9	24.2	28.6	24.2
Tier 1 capital ratio	9.21	9.10	9.05	8.80	8.72	9.21	8.72
Credit rating	AA-	AA-	AA-	AA-	AA-	AA-	AA-

Other Financial Ratios (% except as noted) (c)
Twelve month total shareholder return	30.6	9.8	18.4	16.2	(11.0)	30.6	(11.0)
Dividend yield	3.0	3.3	3.2	3.1	3.4	3.0	3.4
Price-to-earnings ratio (times)	13.6	13.5	14.9	14.0	18.0	13.6	18.0
Market-to-book value (times)	2.04	1.88	1.94	1.81	1.70	2.04	1.70
Net economic profit ($ millions) (b)	220	140	122	127	84	482	241
Return on average assets	0.74	0.64	0.61	0.62	0.55	0.67	0.55
Net interest margin	1.84	1.96	1.94	1.92	1.95	1.91	2.01
Non-interest revenue-to-total revenue	46.5	43.3	45.2	46.3	43.2	45.0	43.6
Non-interest expense growth	(0.2)	0.5	7.5	10.7	4.7	2.6	4.9
Total capital ratio	12.09	12.02	12.49	12.23	12.25	12.09	12.25
Tier 1 capital ratio — U.S. basis	8.79	8.62	8.57	8.32	8.30	8.79	8.30
Equity-to-assets ratio	5.4	5.3	5.4	5.3	5.3	5.4	5.3

All ratios in this report are based on unrounded numbers.

(a)	Reported on a taxable equivalent basis (teb) as explained in the “Revenue” section of the “Operating Overview” included in the Management’s Discussion and Analysis.

(b)	Refer to footnote 2 on page one of this quarter’s Press Release for an explanation of cash results. Securities regulators require that corporations caution readers that earnings as adjusted for such items do not have standardized meanings under generally accepted accounting principles and are unlikely to be comparable to similar measures used by other companies.

(c)	For the period ended, or as at, as appropriate.

Financial Highlights

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF INCOME

(Unaudited)
(Canadian $ in millions except per share amounts)	For the three months ended					For the nine months ended

	July 31,	April 30,	Jan. 31,	Oct. 31,	July 31,	July 31,	July 31,
	2003	2003	2003	2002	2002	2003	2002

Interest, Dividend and Fee Income
Loans	$1,773	$1,710	$1,779	$1,802	$1,718	$5,262	$5,215
Securities	411	407	394	374	386	1,212	1,242
Deposits with banks	83	79	96	106	123	258	396

	2,267	2,196	2,269	2,282	2,227	6,732	6,853

Interest Expense
Deposits	770	707	755	809	768	2,232	2,325
Subordinated debt	56	60	65	67	71	181	227
Other liabilities	218	222	217	200	197	657	678

	1,044	989	1,037	1,076	1,036	3,070	3,230

Net Interest Income	1,223	1,207	1,232	1,206	1,191	3,662	3,623
Provision for credit losses	90	120	150	160	160	360	660

Net Interest Income After Provision for Credit Losses	1,133	1,087	1,082	1,046	1,031	3,302	2,963

Non-Interest Revenue
Securities commissions and fees	228	195	212	196	209	635	617
Deposit and payment service charges	194	183	185	191	188	562	541
Trading revenues	78	85	60	65	70	223	144
Lending fees	73	69	76	79	75	218	227
Card fees	79	64	59	61	71	202	199
Investment management and custodial fees	75	74	79	75	82	228	239
Mutual fund revenues	80	77	80	79	79	237	230
Securitization revenues	54	60	74	71	76	188	258
Underwriting and advisory fees	69	64	69	71	60	202	157
Investment securities gains (losses)	12	(45)	(16)	10	(116)	(49)	(156)
Foreign exchange, other than trading	45	39	33	42	40	117	109
Insurance income	31	29	33	31	24	93	74
Other revenues	66	63	103	88	68	232	226

	1,084	957	1,047	1,059	926	3,088	2,865

Net Interest Income and Non-Interest Revenue	2,217	2,044	2,129	2,105	1,957	6,390	5,828

Non-Interest Expense
Employee compensation	869	844	922	878	827	2,635	2,525
Premises and equipment	301	315	327	377	318	943	903
Communications	39	39	43	36	41	121	137
Other expenses	250	260	251	284	274	761	803

	1,459	1,458	1,543	1,575	1,460	4,460	4,368
Amortization of intangible assets	26	26	30	29	28	82	58

Total Non-Interest Expense	1,485	1,484	1,573	1,604	1,488	4,542	4,426

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	732	560	556	501	469	1,848	1,402
Income taxes	212	135	141	86	109	488	338

	520	425	415	415	360	1,360	1,064
Non-controlling interest in subsidiaries	16	16	16	17	14	48	45

Net Income	$504	$409	$399	$398	$346	$1,312	$1,019

Preferred dividends	$21	$20	$21	$21	$21	$62	$58
Net income available to common shareholders	$483	$389	$378	$377	$325	$1,250	$961
Average common shares (in thousands)	496,830	495,336	493,702	492,097	491,283	495,289	490,384
Average diluted common shares (in thousands)	507,156	505,412	504,309	500,625	499,398	505,628	499,067

Earnings Per Share
Basic	$0.97	$0.78	$0.77	$0.77	$0.66	$2.52	$1.96
Diluted	0.95	0.77	0.75	0.75	0.65	2.47	1.93
Dividends Declared Per Common Share	0.33	0.33	0.33	0.30	0.30	0.99	0.90

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 1

BANK OF MONTREAL
CONSOLIDATED BALANCE SHEET

(Unaudited) (Canadian $ in millions)	As at

	July 31,	April 30,	January 31,	October 31,	July 31,
	2003	2003	2003	2002	2002

Assets
Cash Resources	$19,664	$15,442	$14,820	$19,305	$16,551

Securities
Investment	20,051	19,039	18,703	21,271	19,019
Trading	33,945	33,325	31,055	22,427	24,908
Loan substitutes	6	17	17	17	6

	54,002	52,381	49,775	43,715	43,933

Loans
Residential mortgages	50,830	48,661	47,957	47,569	46,638
Consumer instalment and other personal	21,948	21,498	21,287	21,168	20,698
Credit cards	2,904	2,807	2,455	2,280	1,635
Businesses and governments	52,981	56,055	57,713	57,963	56,642
Securities purchased under resale agreements	14,050	17,175	15,033	15,664	14,910

	142,713	146,196	144,445	144,644	140,523
Customers’ liability under acceptances	6,460	6,463	6,272	6,901	7,120
Allowance for credit losses (Note 3)	(1,898)	(1,935)	(1,947)	(1,949)	(1,880)

	147,275	150,724	148,770	149,596	145,763

Other Assets
Derivative-related amounts	21,931	24,826	24,575	22,108	21,915
Premises and equipment	2,069	2,088	2,135	2,159	2,092
Other	12,744	12,467	14,531	15,981	19,859

	36,744	39,381	41,241	40,248	43,866

Total Assets	$257,685	$257,928	$254,606	$252,864	$250,113

Liabilities and Shareholders’ Equity
Deposits
Banks	$26,091	$22,891	$17,850	$15,273	$16,892
Businesses and governments	69,289	66,689	68,703	71,411	68,292
Individuals	75,522	75,855	76,102	75,154	74,016

	170,902	165,435	162,655	161,838	159,200

Other Liabilities
Derivative-related amounts	21,152	24,728	24,426	22,095	22,158
Acceptances	6,460	6,463	6,272	6,901	7,120
Securities sold but not yet purchased	8,307	8,635	8,393	7,654	7,720
Securities sold under repurchase agreements	23,506	25,793	25,769	24,796	20,521
Other	12,061	11,639	11,273	13,892	17,402

	71,486	77,258	76,133	75,338	74,921

Subordinated Debt	2,907	3,175	3,760	3,794	4,268

Shareholders’ Equity
Share capital (Note 6)	5,089	5,023	5,021	4,976	4,962
Contributed surplus	2	1	—	—	—
Retained earnings	7,299	7,036	7,037	6,918	6,762

	12,390	12,060	12,058	11,894	11,724

Total Liabilities and Shareholders’ Equity	$257,685	$257,928	$254,606	$252,864	$250,113

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 2

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31, 2003	July 31, 2002	July 31, 2003	July 31, 2002

Preferred Shares
Balance at beginning of period	$1,480	$1,520	$1,517	$1,050
Issued during the period	—	—	—	478
Translation adjustment on shares issued in a foreign currency	(8)	5	(45)	(3)

Balance at End of Period	1,472	1,525	1,472	1,525

Common Shares
Balance at beginning of period	3,543	3,417	3,459	3,375
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plans	12	10	35	33
Issued under the Stock Option Plans	34	9	92	27
Issued on the exchange of shares of subsidiary corporations	1	1	4	2
Issued on the acquisition of a business (Note 5)	27	—	27	—

Balance at End of Period	3,617	3,437	3,617	3,437

Contributed Surplus
Balance at beginning of period	1	—	—	—
Stock option expense (Note 2)	1	—	2	—

Balance at End of Period	2	—	2	—

Retained Earnings
Balance at beginning of period	7,036	6,540	6,918	6,257
Net income	504	346	1,312	1,019
Dividends - Preferred shares	(21)	(21)	(62)	(58)
- Common shares	(164)	(148)	(491)	(442)
Net unrealized gain (loss) on translation of net investments in foreign operations(1)	(56)	45	(378)	(7)
Share issue expense, net of applicable income tax	—	—	—	(7)

Balance at End of Period	7,299	6,762	7,299	6,762

Total Shareholders’ Equity	$12,390	$11,724	$12,390	$11,724

(1) Supplemental Disclosure of Net Unrealized Gain (Loss) on Translation of Net Investments in Foreign Operations
Unrealized gain (loss) on translation of net investments in foreign operations	$(179)	$119	$(1,046)	$(18)
Hedging gain (loss)	175	(120)	1,034	17
Net income tax benefit (expense)	(52)	46	(366)	(6)

Net unrealized gain (loss) on translation of net investments in foreign operations	$(56)	$45	$(378)	$(7)

The accompanying notes to consolidated financial statements are an integral part of this statement.

Financial Statements page 3

BANK OF MONTREAL
CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended

	July 31, 2003	July 31, 2002	July 31, 2003	July 31, 2002

Cash Flows From Operating Activities
Net income	$504	$346	$1,312	$1,019
Adjustments to determine net cash flows provided by (used in) operating activities
Provision for credit losses	90	160	360	660
Amortization of premises and equipment	92	95	285	295
Amortization of intangible assets	28	31	90	68
Gain on sale of securitized loans	(38)	(38)	(119)	(116)
Write-down of investment securities	27	158	114	274
Future income tax expense (benefit)	(42)	8	(46)	223
Net (gain) on sale of investment securities	(39)	(42)	(65)	(118)
Change in accrued interest
Decrease in interest receivable	95	85	90	238
Decrease in interest payable	(110)	(96)	(227)	(329)
Net (increase) decrease in derivative-related assets	2,895	(4,255)	177	1,400
Net increase (decrease) in derivative-related liabilities	(3,576)	4,169	(943)	(1,488)
Net (increase) in trading securities	(620)	(717)	(11,518)	(8,708)
Net increase (decrease) in current income taxes	199	(14)	648	(213)
Changes in other items and accruals, net	(86)	(869)	816	(2,382)

Net Cash Used in Operating Activities	(581)	(979)	(9,026)	(9,177)

Cash Flows From Financing Activities
Net increase (decrease) in deposits	5,467	(1,159)	9,064	4,910
Net increase (decrease) in securities sold but not yet purchased	(328)	(117)	653	1,111
Net increase (decrease) in securities sold under repurchase agreements	(2,287)	240	(1,290)	3,041
Net increase (decrease) in liabilities of subsidiaries	307	(339)	686	(439)
Repayment of subordinated debt	(250)	(150)	(752)	(400)
Proceeds from issuance of preferred shares	—	—	—	478
Proceeds from issuance of common shares	46	19	127	60
Share issue expense, net of applicable income tax	—	—	—	(7)
Dividends paid	(185)	(169)	(553)	(500)

Net Cash Provided by (Used in) Financing Activities	2,770	(1,675)	7,935	8,254

Cash Flows From Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(4,264)	1,113	(1,390)	(111)
Purchase of investment securities	(7,564)	(13,202)	(21,388)	(26,397)
Maturities of investment securities	3,736	10,967	15,378	21,533
Proceeds from sales of investment securities	2,546	3,663	5,648	7,299
Net (increase) decrease in loans, customers’ liability under acceptances and loan substitute securities	283	(1,987)	477	(2,105)
Proceeds from securitization of assets	—	237	—	519
Net decrease in securities purchased under resale agreements	3,125	1,661	1,614	44
Premises and equipment — net purchases	(73)	(96)	(188)	(206)
Acquisitions (Note 5)	(20)	(15)	(91)	(869)

Net Cash Provided by (Used in) Investing Activities	(2,231)	2,341	60	(293)

Net Decrease in Cash and Cash Equivalents	(42)	(313)	(1,031)	(1,216)
Cash and Cash Equivalents at Beginning of Period	2,712	2,556	3,701	3,459

Cash and Cash Equivalents at End of Period	$2,670	$2,243	$2,670	$2,243

The accompanying notes to consolidated financial statements are an integral part of this statement.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial Statements page 4

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2003
(Unaudited) (Canadian $ in millions except as noted)

1.	Basis of Presentation

These consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended October 31, 2002 as set out on pages 67 to 93 of our 2002 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of our regulator, the Superintendent of Financial Institutions Canada, using the same accounting policies and methods of computation as were used for our consolidated financial statements for the year ended October 31, 2002, except as described in Note 2.

2.	Changes in Accounting Policy

Stock Options

On November 1, 2002, we changed our accounting for stock options granted on or after that date. Under the new policy, we determine the fair value of stock options on their grant date and record this amount as compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, we record the amount of proceeds, together with the amount recorded in contributed surplus, in share capital. During the nine months ended July 31, 2003, we recorded compensation expense of $2 as a result of this change in accounting policy.

We will not recognize any compensation expense for stock options granted in prior years. When these stock options are exercised, we will include the amount of proceeds in share capital.

During the nine months ended July 31, 2003, we granted a total of 2,238,900 stock options. The weighted-average fair value of these options was $7.85 per option and was determined using the Rolle-Geske Option Pricing Model, based on the following weighted-average assumptions:

For stock options granted
during the nine months
ended July 31, 2003

Expected dividend yield	3.2%
Expected share price volatility	23.4%
Risk-free rate of return	4.8%
Expected period until exercise	7.1 years

The following table illustrates the impact on our net income and on our earnings per share if we had recorded employee compensation expense in the current and prior periods based on the fair value of all of our outstanding stock options on their grant date:

	For the three
	months ended		For the nine months ended

	July 31, 2003	July 31, 2002	July 31, 2003	July 31, 2002

Stock option expense included in Employee Compensation expense	$1	$—	$2	$—

Net income, as reported	$504	$346	$1,312	$1,019
Additional expense that would have been recorded if we had expensed all outstanding stock options granted before November 1, 2002	11	12	32	35

Pro forma net income	$493	$334	$1,280	$984

Earnings per share
Basic, as reported	$0.97	$0.66	$2.52	$1.96
Basic, pro forma	0.95	0.64	2.46	1.89
Diluted, as reported	0.95	0.65	2.47	1.93
Diluted, pro forma	0.93	0.63	2.41	1.86

Further information on this new accounting policy is contained in Note 16 to our consolidated financial statements for the year ended October 31, 2002 on pages 81 to 84 of our 2002 Annual Report.

Derivative Financial Instruments

On November 1, 2002, we adopted the Canadian Institute of Chartered Accountants’ new accounting requirements for derivatives under which all derivatives are marked to market unless they meet criteria for hedging. There is no impact on our results for the nine months ended July 31, 2003 as our existing accounting policies comply with these new requirements.

Further information on this new accounting policy is contained in Note 23 to our consolidated financial statements for the year ended October 31, 2002 on pages 86 to 90 of our 2002 Annual Report.

3.	Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans and credit commitments.

The following table sets out the continuity of our allowance for credit losses:

	For the three months ended		For the nine months ended

	July 31, 2003	July 31, 2002	July 31, 2003	July 31, 2002

Balance at beginning of period	$1,941	$2,097	$1,949	$1,949
Provision for credit losses	90	160	360	660
Recoveries	15	19	60	51
Write-offs	(127)	(405)	(381)	(788)
Other, including foreign exchange rate changes	(15)	9	(84)	8

Balance at end of period	1,904	1,880	1,904	1,880

Comprised of:
Loans	1,898	1,880	1,898	1,880
Credit commitments	6	—	6	—

	$1,904	$1,880	$1,904	$1,880

Financial Statements page 5

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2003
(Unaudited) (Canadian $ in millions except as noted)

4.	Guarantees

The Canadian Institute of Chartered Accountants has recently expanded the definition of a guarantee and requires additional disclosure related to those guarantees. Under the new definition, guarantees include contracts where we may be required to make payments to a counterparty, based on changes in the value of an asset, liability or equity security that the counterparty holds. In addition, contracts under which we may be required to make payments if a third party fails to perform under the terms of a contract and contracts under which we provide indirect guarantees of the indebtedness of another party are considered guarantees.

In the normal course of business we enter into a variety of guarantees, of which the most significant are as follows:

Standby Letters of Credit and Performance Guarantees
Standby letters of credit and performance guarantees (discussed in Note 5 to our consolidated financial statements for the year ended October 31, 2002, on page 75 of our 2002 Annual Report) are considered guarantees. Standby letters of credit and performance guarantees represent our obligation to make payments to third parties, on behalf of our customers, if they are unable to make required payments or to meet other contractual requirements. The maximum amount payable under standby letters of credit and performance guarantees was $11,746 as at July 31, 2003. Collateral requirements for standby letters of credit and performance guarantees are consistent with our collateral requirements for loans. In most cases, these commitments expire within three years without being drawn. No liability has been included in our Consolidated Balance Sheet as at July 31, 2003 related to these standby letters of credit and performance guarantees.

Derivatives
Certain of our derivative instruments (discussed in Note 23 to our consolidated financial statements for the year ended October 31, 2002, on pages 86 to 90 of our 2002 Annual Report) are guarantees when we believe they are related to an asset, liability, or equity security held by the guaranteed party at the inception of the contract.

Written credit default swaps require us to compensate a counterparty for their loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $4,675 as at July 31, 2003. The fair value of the related derivative liability as at July 31, 2003 was $20 and was included in derivative-related amounts in our Consolidated Balance Sheet.

Written options include contractual agreements that convey the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, or equity at a fixed price either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options is equal to their notional amount of $5,456 as at July 31, 2003. The fair value of the related derivative liability as at July 31, 2003 was $151 and was included in derivative-related amounts in our Consolidated Balance Sheet. Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the agreed upon difference between the market interest rate and the prescribed rate of the instrument. The maximum amount payable under these contracts is not determinable due to their nature. The fair value of the related derivative liability as at July 31, 2003 was $560 and was included in derivative-related amounts in our Consolidated Balance Sheet.

In order to reduce our exposure to derivatives we enter into contracts that hedge the risk related to these derivatives.

Indemnification Agreements
In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements and leasing transactions. These indemnifications require us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We also indemnify directors and officers, to the extent permitted by law, against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Bank. The terms of these indemnifications vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No liability has been included in our Consolidated Balance Sheet as at July 31, 2003 related to these indemnifications.

Financial Statements page 6

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2003
(Unaudited) (Canadian $ in millions except as noted)

5.	Acquisitions

On November 1, 2002 we completed the acquisition of certain assets of myCFO Inc., a California-based provider of customized investment and wealth management services to high net worth individuals and families, for total cash consideration of $61. The results of myCFO Inc.’s operations have been included in our consolidated financial statements since that date. The acquisition of myCFO Inc. provides the Bank with entry into key markets in California, Colorado and Georgia. As part of this acquisition we acquired a customer relationship intangible asset, which will be amortized on a straight-line basis over eight years. Goodwill related to this acquisition is deductible for tax purposes. myCFO Inc. is part of our Private Client Group.

On July 3, 2003 we completed the acquisition of all outstanding voting shares of Gerard Klauer Mattison & Co., Inc. (“GKM”), a New York-based mid-market investment banking firm. The results of GKM’s operations have been included in our consolidated financial statements since that date. The acquisition establishes an equity research, sales and trading platform with offices in New York, Boston, Chicago, San Francisco and Los Angeles. The purchase price of $40 consisted of cash consideration of $18 and 504,221 of our common shares valued at $22. The number of common shares issued was determined pursuant to a formula in the acquisition agreement. Goodwill related to this acquisition is not tax deductible. GKM is part of our Investment Banking Group. In addition, we placed 130,330 of our common shares valued at $5 in escrow, to be paid to key employees of GKM who have become employees of the Bank. This amount has been recorded as other assets in our Consolidated Balance Sheet and will be recorded as employee compensation expense over three years.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition:

	myCFO Inc.	GKM

Cash resources	$—	$1
Securities	—	2
Premises and equipment	7	7
Other assets
Customer relationships	32	18
Goodwill	27	18
Other	5	43

	64	79

Total assets	71	89

Liabilities	10	49

Purchase price	$61	$40

The allocation of the purchase price for these acquisitions is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

6.	Share Capital

	July 31, 2003

		Principal
Outstanding (a)	Number	Amount	Convertible into...

Preferred Shares
Class B — Series 3	16,000,000	$400	common shares (b)
Class B — Series 4	8,000,000	200	common shares (b)
Class B — Series 5	8,000,000	200	—
Class B — Series 6	10,000,000	250	common shares (b)
Class B — Series 10	12,000,000	422	common shares (b)

		1,472
Common Shares	498,166,612	3,617	—

Total Outstanding Share Capital		$5,089

Stock options issued under Stock Option Plans		n/a	36,588,197 common shares

(a)	For additional information refer to Note 15 to our consolidated financial statements for the year ended October 31, 2002 on pages 80 and 81 of our 2002 Annual Report.

(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

n/a — not applicable

7.	Legal Proceedings

During the quarter ended April 30, 2003, claims were made against the Bank in relation to the termination of certain derivative positions. Management is of the view that the Bank has strong defences to these claims, including offsetting counterclaims, and does not expect the claims to have a material adverse effect on the consolidated financial position or results of the Bank’s operations.

8.	United States Generally Accepted Accounting Principles

Reporting under United States generally accepted accounting principles (US GAAP) would have resulted in consolidated net income of $521, basic earnings per share of $1.00 and diluted earnings per share of $0.98 for the three months ended July 31, 2003 compared to $320, $0.60 and $0.60, respectively, for the three months ended July 31, 2002. For the nine months ended July 31, 2003, reporting under US GAAP would have resulted in consolidated net income of $1,282, basic earnings per share of $2.46 and diluted earnings per share of $2.41, compared to $982, $1.88 and $1.85, respectively, for the nine months ended July 31, 2002.

During the quarter ended October 31, 2002, we adopted a new US accounting standard relating to certain unidentifiable intangible assets associated with acquisitions of financial institutions. This new standard requires these unidentifiable intangible assets to be accounted for as goodwill effective November 1, 2001. We have restated our US GAAP information for the prior year as follows: consolidated net income from $316 to $320 and diluted earnings per share from $0.59 to $0.60, while basic earnings per share remained unchanged at $0.60 for the three months ended July 31, 2002; consolidated net income from $970 to $982, basic earnings per share from $1.86 to $1.88, and diluted earnings per share from $1.83 to $1.85 for the nine months ended July 31, 2002.

Financial Statements page 7

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2003
(Unaudited) (Canadian $ in millions except as noted)

9.	Operating and Geographic Segmentation

Revenue, Net Income and Average Assets by Operating Group

	Personal and						Corporate Support,
	Commercial		Private		Investment		including Technology
	Client Group (a)		Client Group (b)		Banking Group (c)		and Solutions (d)		Total Consolidated

	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Net Interest Income and Non-Interest Revenue (e)
Canada	$979	$930	$309	$288	$315	$130	$(1)	$(25)	$1,602	$1,323
United States	201	205	141	143	304	343	17	42	663	733
Other Countries	19	15	2	(1)	46	66	2	7	69	87

Total	$1,199	$1,150	$452	$430	$665	$539	$18	$24	$2,334	$2,143

Net Income
Canada	$208	$179	$41	$30	$90	$(3)	$27	$(21)	$366	$185
United States	24	25	(6)	(25)	68	78	5	34	91	112
Other Countries	15	12	2	(1)	30	33	—	5	47	49

Total	$247	$216	$37	$4	$188	$108	$32	$18	$504	$346

Average Assets ($ billions)
Canada	$94.4	$88.4	$1.5	$1.6	$78.4	$70.6	$(4.3)	$(5.9)	$170.0	$154.7
United States	15.8	15.0	3.5	3.9	48.9	49.5	8.2	7.7	76.4	76.1
Other Countries	0.3	0.2	—	0.1	21.9	16.0	—	0.2	22.2	16.5

Total	$110.5	$103.6	$5.0	$5.6	$149.2	$136.1	$3.9	$2.0	$268.6	$247.3

For the nine months ended
Net Interest Income and Non-Interest Revenue (e)
Canada	$2,871	$2,678	$888	$884	$885	$649	$(65)	$(91)	$4,579	$4,120
United States	610	614	430	360	981	1,078	65	156	2,086	2,208
Other Countries	60	50	7	(2)	124	182	4	12	195	242

Total	$3,541	$3,342	$1,325	$1,242	$1,990	$1,909	$4	$77	$6,860	$6,570

Net Income
Canada	$576	$498	$124	$99	$252	$92	$(10)	$(170)	$942	$519
United States	67	64	(34)	(31)	213	270	23	66	269	369
Other Countries	48	40	5	(3)	70	87	(22)	7	101	131

Total	$691	$602	$95	$65	$535	$449	$(9)	$(97)	$1,312	$1,019

Average Assets ($ billions)
Canada	$92.5	$86.1	$1.5	$1.6	$76.2	$68.2	$(4.2)	$(5.5)	$166.0	$150.4
United States	16.0	14.5	3.8	3.6	50.0	51.7	8.6	9.4	78.4	79.2
Other Countries	0.3	0.2	—	0.1	18.5	15.9	0.1	0.2	18.9	16.4

Total	$108.8	$100.8	$5.3	$5.3	$144.7	$135.8	$4.5	$4.1	$263.3	$246.0

Goodwill (As At)	$419	$460	$890	$927	$76	$58	$3	$2	$1,388	$1,447

(a)	Personal and Commercial Client Group (P&C) provides a full range of products and services through financial service providers in its branches, as well as through direct banking channels such as bmo.com, harrisbank.com and a network of automated banking machines.

(b)	Private Client Group (PCG) offers its clients a broad array of wealth management products and services, including retail investment products, direct and full service investing, private banking and institutional asset management.

(c)	Investment Banking Group (IBG) combines all of the businesses serving corporate, institutional and government clients across a broad range of industry sectors. It offers clients complete financial solutions across the entire balance sheet, including treasury services, foreign exchange, trade finance, cash management, corporate lending, securitization, public and private debt and equity underwriting. IBG also offers financial advisory services in mergers and acquisitions and restructurings, while providing its investing clients with research, sales and trading services.

(d)	Corporate Support includes the corporate units that provide expertise and governance support for the Bank in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Technology and Solutions provides information technology planning, strategy and development services, together with transaction processing, sourcing and real estate services for the Bank. Corporate Support, including Technology and Solutions, includes residual revenues and expenses representing the differences between actual amounts incurred and the amounts allocated to operating groups.

(e)	Reported on a taxable equivalent basis which represents an adjustment to interest income to gross up the tax-exempt income earned on common and preferred shares to an amount which, had it been taxable at the statutory rate, would result in the same after-tax net income as appears in the financial statements. This results in a better reflection of the pre-tax economic yield of these assets and facilitates uniform measurement and comparison of net interest income. The taxable equivalent adjustment previously had been applied to distressed preferred shares and certain other preferred shares. Effective for the quarter ending January 31, 2003, the taxable equivalent adjustment is applied to tax free income on all preferred and common shares. The impact of this change is an increase in the Investment Banking Group’s net interest income and income tax of $20 for the three months ended July 31, 2003 and $50 for the nine months ended July 31, 2003. The taxable equivalent adjustment for the Bank was $27 for the three months ended July 31, 2003, and $110 for the nine months ended July 31, 2003. The comparative taxable equivalent adjustments for 2002 were $26 and $82, respectively.

Financial Statements page 8

BANK OF MONTREAL
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended July 31, 2003
(Unaudited) (Canadian $ in millions except as noted)

9.	Operating and Geographic Segmentation (continued)

During the quarter ended January 31, 2003, certain enhancements were reflected in funds transfer pricing related to Harris Bank businesses. Harris Bank implemented a new instrument-level matched-maturity funds transfer pricing system. Concurrently, certain Harris Bank portfolios were transferred from the operating groups to Corporate Support to facilitate asset-liability management. The new system and portfolio transfers shift structural interest rate risk from the business units to the Corporate Support unit. Refinements to the Bank’s funding and cost allocations have also been implemented. All of these enhancements have been applied retroactively and prior period results of the operating groups and Corporate Support, and geography on a segmented basis, have been restated accordingly. The impact of these changes on each operating group’s total results for the three months ended July 31, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(21) and $(40); Private Client Group — $(10) and $(8); Investment Banking Group — $3 and $(1); and Corporate Support, including Technology and Solutions — $28 and $49, respectively. The impact of these changes on each operating group’s results for the nine months ended July 31, 2002 was an increase (decrease) in net interest income and non-interest revenue and net income as follows: Personal and Commercial Client Group — $(60) and $(110); Private Client Group — $(23) and $(18); Investment Banking Group — $11 and $2; and Corporate Support, including Technology and Solutions — $72 and $126, respectively. The impact on the three and nine months ended July 31, 2003 is not determinable.

Basis of presentation of results of operating groups:

Expenses are matched against the revenues to which they relate. Indirect expenses, such as overhead expenses and any revenue that may be associated thereto, are allocated to the operating groups using appropriate allocation formulas applied on a consistent basis. For each currency, the net income effect of funds transferred from any group with a surplus to any group with a shortfall is at market rates for the currency and appropriate term.

Provisions for credit losses (PCL) allocated to the banking groups are based on expected losses over an economic cycle. Differences between expected loss provisions and required provisions under generally accepted accounting principles (GAAP) are allocated to the Corporate Support Group.

Segmentation by geographic region is based upon the geographic location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the quarters in fiscal 2003, during which consolidated PCL is based upon the country of ultimate risk.

Prior periods are restated to give effect to the current period’s organization structure and presentation changes.

Financial Statements page 9